 A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer, ViRexx Medical Corp., 8223 Roper Road, Edmonton, AB, T6E 6S4, Telephone (780) 433-4411, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

Rights Offering	March 31, 2008

VIREXX MEDICAL CORP.

Rights to Subscribe for Common Shares

Subscription Price:  One Right and CA$ ● per Common Share

Maximum Offering:  CA$ • million

ViRexx Medical Corp. (the “Corporation” or “ViRexx”) is distributing to the holders of its outstanding common shares of record (the “Shareholders”) at the close of business (Toronto time) on April ●, 2008 (the “Record Date”) transferable rights (the “Rights”) to subscribe for an aggregate of approximately 72,760,717 common shares (the “Shares”) of the Corporation (the “Offering”).  This short form prospectus qualifies for distribution the Rights and the Shares issuable upon exercise of the Rights.

The Rights are evidenced by certificates in registered form (the “Rights Certificates”), which are fully transferable outside of the United States.  Each Shareholder is entitled to one Right for every common share of the Corporation held on the Record Date.  Each of the Rights shall entitle the holder thereof to purchase one Share (the “Basic Subscription Right”) at a price of CA$● (the “Subscription Price”) prior to 5:00 p.m. (Toronto time) on April ●, 2008 (the “Expiry Time”).  Rights not exercised before the Expiry Time will be void and of no value.  Shareholders who exercise their Rights in full are entitled to subscribe for additional Shares, if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”).  See “Details of Rights Offering - Basic Subscription Right” and “Details of the Offering - Additional Subscription Privilege”.

	Subscription Price	Dealer Manager Fee (1)	Net Proceeds to the Corporation (2)
Per Share ………………………	$•	$•	$•
Maximum Offering …………...	$•	$•	$•

Notes:
(1)
The Corporation has retained Desjardins Securities Inc. (the “Dealer Manager”) to solicit the exercise of the Rights and act as financial adviser in connection with the Offering. See “Details of Rights Offering – Dealer Manager”.

(2)
After deducting the Dealer Manager’s advisory fee equal to 6% of the gross proceeds of the Offering (an aggregate of $● assuming the exercise of all of the Rights) but before deducting the other expenses of the Offering, estimated to be approximately $● which, together with the Dealer Manager’s advisory fee will be paid from the proceeds of the Offering.  In addition to the advisory fee, the Dealer Manager will also be issued a compensation warrant (the “Dealer Warrant”) entitling the holder thereof to purchase such number of common shares of the Corporation equal to 6% of the Rights exercised under this Offering.  The Dealer Warrant will be exercisable at a price of $● per common share and will expire 18 months after the completion of the Offering.  This prospectus qualifies the distribution of the Dealer Warrant.  See "Details of Rights Offering - Dealer Manager" and "Details of Rights Offering - Use of Proceeds".

The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VIR” and on the American Stock Exchange (the “AMEX”) under the symbol “REX”.  On ●, 2008, the closing price for the common shares of the Corporation was CA$● on the TSX and US$● on the AMEX.  The Subscription Price of CA$● is equal to the weighted average of the closing price of the Corporation’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of this Offering, less a discount of 25%.  The Corporation has applied to list on the TSX the Rights distributed under this short form prospectus and the Shares issuable upon the exercise of the Rights.  Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.  The Corporation has applied to list the Shares issuable upon the exercise of the Rights (but not the Rights themselves) on the AMEX. Approval of such listings will be subject to the Corporation fulfilling all of the listing requirements of the AMEX.

The Rights may not be transferred to any person in the United States to any U.S. person within the meaning of Regulation S under the United States Securities Act of 1933, as amended. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S.

For common shares held through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust & Clearing Corporation (“DTC”), a subscriber may subscribe for Shares by instructing the Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Share subscribed for to such Participant in accordance with the terms of the Offering.  A subscriber wishing to subscribe for additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber’s Rights prior to the Expiry Time, along with payment for the number of additional Shares requested.  Any excess funds will be returned by mail or credited to the subscriber’s account with its Participant without interest or deduction.  Subscriptions for Shares made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Shares once submitted.  Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.  See “Details of Rights Offering – Rights Certificate – Common Shares Held Through CDS or DTC”.

For common shares held in registered form, a Rights Certificate evidencing the number of Rights to which a Shareholder is entitled will be mailed with a copy of the final prospectus in respect of this Offering to each registered Shareholder as of the Record Date.  In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate to Computershare Investor Services Inc. (the “Subscription Agent”) in the manner and upon the terms set out in this prospectus.  See “Details of Rights Offering – Rights Certificate – Common Shares Held in Registered Form”.

Rights Certificates will not be distributed to Shareholders whose addresses of record are outside Canada and the United States (collectively, the “Non-Participating Jurisdictions”).  See “Details of Rights Offering - Shareholders in Non-Participating Jurisdictions”.

The Corporation is in discussion with certain shareholders of the Corporation to enter into standby purchase agreements (the “Standby Purchase Agreements”).  Management of the Corporation expects that Standby Purchase Agreements will be executed prior to completion of the Offering; however, to date, no Standby Purchase Agreements have been executed and there is no guarantee that any Standby Purchase Agreements will be executed.  See “Details of Rights Offering – Potential Standby Purchasers”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada.  Prospective investors should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

THE RIGHTS AND THE SHARES FOR WHICH THEY MAY BE EXERCISED HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.  Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein.  Prospective investors should consult their own tax advisors with respect to such tax considerations.  See “Canadian Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that the Dealer Manager, some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

See “Risk Factors” for certain considerations relevant to an investment in the Shares.

Certain legal matters relating to the Offering, the Rights and the Shares offered hereby will be passed upon on behalf of the Corporation by Parlee McLaws LLP as to matters of Canadian law, and on behalf of the Dealer Manager, by Osler, Hoskin & Harcourt LLP as to matters of Canadian law and U.S. law.

The head office of the Corporation is located at 8223 Roper Road, Edmonton, AB T6E 6S4 and its registered office is located at 1500 Manulife Place, 10180-101 Street, Edmonton, AB T5J 4K1.

GIVAREX®, OVAREX®, PROSTAREX®, VIREXX®, ViREXX POWER TO CURE®, AIT™, CHIMIGEN™, OCCLUSIN™ and T-ACT™ are the Corporation’s trademarks.  The trademarks GIVAREX®, OVAREX®, PROSTAREX®, VIREXX® and ViREXX POWER TO CURE® are registered in both the United States and Canada.  The trade-marks OCCLUSIN™ and T-ACT™ are registered only in Canada, while the trade-marks AIT™ and CHIMIGEN™ are registered in Canada and are the subject of pending applications in the United States.  The symbol ® in this prospectus indicates those trademarks of the Corporation that have been registered in the United States.  All other trademarks or trade names appearing in this prospectus are the trademarks or tradenames of other entities.

The business of the Corporation should be considered speculative due to the nature of the Corporation’s involvement in the development of therapeutic product candidates for the treatment of certain cancers and chronic viral infections.  Investing in the Rights involves a high degree of risk and should only be considered by those persons who can afford a total loss of their investment.  Before buying any Rights you should carefully read the discussion of material risks of investing in the Rights under the heading “Risk Factors”.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE - page 5

FORWARD-LOOKING STATEMENTS  - page 5

PROSPECTUS SUMMARY  - page 7

VIREXX MEDICAL CORP. -  page 11

Business - page 11
Corporate Update - page 11
Products - page 12
Business Strategy - page 14
Key Milestones - page 14
Summary/Outlook  - page 15

DESCRIPTION OF SHARE CAPITAL  - page 16

DETAILS OF RIGHTS OFFERING  - page 16

Rights  - page 16
Dealer Manager  - page 16
Potential Standby Purchasers - page 16
Rights Certificates — Common Shares Held Through CDS or DTC  - page 17
Rights Certificate — Common Shares Held in Registered Form - page 17
Expiry Time - page 18
Basic Subscription Right - page 18
Partial Exercise of Rights - page 18
Additional Subscription Privilege - page 18
 Shareholders in Non-Participating Jurisdictions - page 19
Stock Exchange Listing - page 19
Dilution to Shareholders - page 20
Subscription Agent - page 20

HOW TO COMPLETE THE RIGHTS CERTIFICATE – REGISTERED SHAREHOLDERS - page 20

General  - page 20
Basic Subscription Right — Form 1  - page 20
Additional Subscription Privilege — Form 2 - page 21
Sale and Transfer of Rights — Form 3 - page 21
Dividing or Combining Rights Certificates - Form 4 - page 22
Payment of Subscription Price  - page 22
Unexercised Rights - page 22
Signatures - page 22
Share Certificates  - page 22
Validity and Rejection of Subscriptions - page 22

INQUIRIES  - page 23

CHANGES TO SHARE AND LOAN CAPITAL  - page 23

CONSOLIDATED CAPITALIZATION - page 23

USE OF PROCEEDS - page 23

PRINCIPAL SHAREHOLDERS - page 24

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - page 24

PURCHASERS’ STATUTORY RIGHTS - page 26

RISK FACTORS - page 26

Risks Related to the Corporation - page 26
Risks Related to this Offering  - page 33
Additional Risks for U.S. Investors - page 34

AUDITORS, REGISTRAR AND TRANSFER AGENT - page 34

INTEREST OF EXPERTS - page 35

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION  - page 35

AUDITORS’ CONSENT  - page 36

AUDITORS’ CONSENT  - page 37

CERTIFICATE OF THE CORPORATION - page 38

CERTIFICATE OF THE DEALER MANAGER  - page 39

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference and the permanent information record may be obtained on request without charge from the Chief Financial Officer of the Corporation at 8223 Roper Road, Edmonton, Alberta T6E 6S4 (telephone: (780) 433-4411) or by accessing the disclosure documents available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

Form 20-F of the Corporation dated March 31, 2008 for the year ended December 31, 2007 (the “Form 20-F”);

audited comparative consolidated financial statements of the Corporation and the notes thereto for the year ended December 31, 2007 and 2006, together with the report of the auditor thereon;

management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2007; and

Management Information Circular dated April 9, 2007 with respect to the Annual General Meeting of the Shareholders of the Corporation, which was held on May 3, 2007.

Any annual information form, comparative annual financial statements, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, subsequently filed by the Corporation with the securities commissions or similar authorities in the provinces of Alberta, British Columbia, Saskatchewan, Ontario, Quebec, Nova Scotia or Newfoundland and Labrador after the date of this prospectus and prior to the completion or withdrawal of the Offering, shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

Potential U.S. purchasers of Shares are encouraged to review the Form 20-F filed with the U.S. Securities and Exchange Commission and available through the Internet on EDGAR at www.sec.gov and on SEDAR at www.sedar.com under the name, “ViRexx Medical Corp.”

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, and in certain documents incorporated by reference into this prospectus, are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact may be forward-looking information or statements. Forward-looking information and statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.   These statements

involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking information or statements. Management of the Corporation believes that the expectations reflected in such forward-looking information and statements are reasonable due to their intimate knowledge of the business of the Corporation and are based on past experience with businesses similar to the Corporation, but no assurance can be given that these expectations will prove to be correct and such forward-looking information and statements included in, or incorporated by reference into, this prospectus should not be unduly relied upon. These statements are made as of the date of this prospectus or as of the date specified in the documents incorporated by reference into this prospectus, as the case may be, and should not be relied upon as representing the Corporation’s views on any subsequent date.

In particular, this prospectus and the documents incorporated by reference herein contain forward-looking information and statements pertaining to the following:

(a)	anticipated development milestones and regulatory drug approval expectations;

(b)	expectations regarding expenditures;

(c)	beliefs and assumptions relating to the Corporation’s liquidity position;

(d)	expectations regarding the Corporation’s ability to maintain its competitive position; and

(e)	projected commercialization of product candidates, including OvaRex® MAb and OcclusinTM 500 Artificial Embolization Device (“OcclusinTM 500 AED”).

Management cautions prospective investors that the forward-looking information and statements represent expectations, anticipated results and beliefs only.  Actual results may vary materially from the results or projections set out in the forward-looking information and statements.  Factors that could cause such a variance include the failure to licence the ChimigenTM Vaccine Platform, the OcclusinTM 500 AED or OcclusinTM 50 Injection, the failure of clinical trials and the failure to complete the Offering in the manner expected.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  These factors are not intended to represent a complete list of the material risk factors and could affect the Corporation.  Examples of additional risk factors that could cause the Corporation’s actual results to differ materially from those anticipated in the forward-looking information and statements are set out in the “Risk Factors” section of this prospectus. A prospective investor should carefully consider such risk factors and should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur. Readers are also cautioned that such risk factors are not exhaustive.

Forward-looking information and statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions regarding the Corporation’s ability to continue as a going concern, ability to locate strategic partners or collaborative partners to advance certain technology and ability to continue positive progress on its research and development programs.  Forward-looking information and statements are based upon the assumption that none of the identified risk factors that could cause actual results to vary materially from the results or projections set out in the forward-looking information and statements will occur.

The forward-looking information and statements contained in this prospectus and the documents incorporated by reference herein are expressly qualified by these cautionary statements.  While the Corporation anticipates that subsequent events may cause its views to change, the Corporation and the Dealer Manager specifically disclaim any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial statements contained elsewhere or incorporated by reference in this short form prospectus.

Issuer:	ViRexx Medical Corp.
The Offering:	Rights to subscribe for up to approximately 72,760,717 Shares. Each Shareholder on the Record Date will receive one Right for each common share held.
Record Date:	April ●, 2008, at 5:00 p.m. (Toronto time).
Expiry Time:	5:00 p.m. (Toronto time) on April ●, 2008. Rights not exercised at or before the Expiry Time will be void and have no value.
Subscription Price:
CA$● per Share.  The Subscription Price of CA$● is equal to the weighted average of the closing price of the Corporation’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of this Offering, less a discount of 25%.

Net Proceeds:	Approximately CA$●, assuming exercise of all the Rights, after deduction of the Dealer Manager fees described below and estimated expenses of approximately $●.
Basic Subscription Right:	Each Right entitles the holder thereof to subscribe for one Share upon payment of the Subscription Price. See “Details of Rights Offering – Basic Subscription Right”.
Additional Subscription Privilege:
Holders of Rights who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe for Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right.  See “Details of Rights Offering – Additional Subscription Privilege”.

Exercise of Rights:
For common shares held through a Participant in the book-based system administered by CDS or DTC, a subscriber may subscribe for Shares by instructing the Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Share subscribed for to such Participant in accordance with the terms of the Offering.  A subscriber wishing to subscribe for additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber’s Rights prior to the Expiry Time, along with payment for the number of additional Shares requested.  Any excess funds will be returned by mail or credited to the subscriber’s account with its Participant without interest or deduction.  Subscriptions for Shares made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Shares once submitted.  Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.  See “Details of Rights Offering – Rights Certificate – Common Shares Held Through CDS or DTC”.

For Shareholders whose common shares are held in registered form, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of the final prospectus in respect of this Offering.  In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate – Registered Shareholders”.

Shareholders in Non-Participating Jurisdictions:
This Offering is made in all of the provinces of Canada and in the United States. No Rights Certificates will be mailed to Shareholders in Non-Participating Jurisdictions.  No subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person, or his or her agent, who appears to be, or who the Corporation has reason to believe is, resident in a Non-Participating Jurisdiction, except that the Corporation may accept subscriptions in certain circumstances from persons in Non-Participating Jurisdictions if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident.  Rights of Shareholders in Non-Participating Jurisdictions will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on April ●, 2008 in order to provide the beneficial holders an opportunity to claim the Rights Certificate by satisfying the Subscription Agent that the exercise of their Rights will not violate the laws of the applicable jurisdiction.  After such time, the Subscription Agent will attempt to sell the Rights of Shareholders in Non-Participating Jurisdictions on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion.  See “Details of Rights Offering – Shareholders in Non-Participating Jurisdictions”.

Dealer Manager
The Corporation has engaged the Dealer Manager to act as financial adviser to the Corporation and to solicit the exercise of the Rights. The Corporation has agreed to pay the Dealer Manager an advisory fee equal to 6% of the gross proceeds of the Offering (an aggregate of $● assuming the exercise of all of the Rights) but before deducting the other expenses of the Offering, estimated to be approximately $● which, together with the Dealer Manager’s advisory fee will be paid from the proceeds of the Offering.  In addition to the advisory fee, the Dealer Manager will also be issued a compensation warrant (the “Dealer Warrant”) entitling the holder thereof to purchase such number of common shares of the Corporation equal to 6% of the Rights exercised under this Offering.  The Dealer Warrant will be exercisable at a price of $● per common share and will expire 18 months after the completion of the Offering.  See “Details of Rights Offering - Dealer Manager”.

Potential Standby Purchasers:
The Corporation is in discussion with certain shareholders of the Corporation to enter into Standby Purchase Agreements under which shareholders who sign such agreements would agree to exercise their Basic Subscription Rights and to purchase additional shares under the Additional Subscription Privilege, among other things.  Management of the Corporation expects that Standby Purchase Agreements will be executed prior to completion of the Offering; however, to date, no Standby Purchase Agreements have been executed and there is no guarantee that any Standby Purchase Agreements will be executed.

Use of Proceeds:	The Corporation intends to use the net proceeds of the Offering for general working capital and to advance its clinical development programs. See “Use of Proceeds”.

Listing and Trading:
The outstanding common shares of the Corporation are currently listed and posted for trading on the TSX and AMEX under the symbol “VIR” and “REX” respectively.  The Corporation has applied to list the Rights and the Shares issuable upon the exercise of the Rights, on the TSX.  The Corporation expects that on April ●, 2008, the Rights will commence trading on the TSX under the trading symbol “VIR.RT” and the common shares of the Corporation will commence trading on an “ex rights” basis, meaning that persons purchasing common shares on or following that date will not be entitled to receive the related Rights.  The Corporation also expects that the Rights will remain listed and posted for trading until noon (Toronto time) on April ●, 2008.  The Corporation has applied to list the Shares issuable upon the exercise of the Rights (but not the Rights themselves) on the AMEX.  The Rights may not be transferred to any person in the United States or to any U.S. person within the meaning of Regulation S. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S.

Risk Factors:
An investment in the Shares is subject to a number of risk factors.
Risk factors related to the Corporation:

• Our success depends on the management of growth.
• We may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure.
• Acquisitions of companies or technologies may result in disruption to our business.
• The biotechnology industry has a history of patent and other intellectual property litigation, and we may be involved in costly intellectual property lawsuits.
• Our clinical trials could take longer to complete than we project or may not be completed at all.
• We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
• All of ViRexx’s potential products are in the research and development stage and will require further development and testing before they can be marketed commercially.
• There are inherent risks in pharmaceutical research and development.
• Pharmaceutical products are subject to intense regulatory approval processes.
• ViRexx’s operations and products may be subject to other government manufacturing and testing regulations.
• The biotechnology industry is extremely competitive and the Corporation must successfully compete with larger companies with substantially greater resources.
• ViRexx relies on patents and proprietary rights to protect its technology.
• ViRexx’s products may fail or cause harm, subjecting the Corporation to product liability claims, which are uninsured.
• New products may not be accepted by the medical community or consumers.

Risk Factors (continued):
• ViRexx’s technologies may become obsolete.
• ViRexx is dependent on the success of its strategic relationships with third parties.
• ViRexx has no operating revenues and a history of losses.
• ViRexx will need to succeed in this Rights Offering and additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.
• ViRexx is dependent on its key employees and collaborators.
• ViRexx earns interest income on its excess cash reserves and is exposed to changes in interest rates.
• Lawsuits against ViRexx.
Risks Related to this Offering:
• Dilution.
• Trading Market for Rights.
• ViRexx’s share price has been, and is likely to continue to be, highly volatile and your investment could decline in value.
• You will experience immediate dilution in the book value per share of the Shares you purchase.
• ViRexx has discretion in the use of the net proceeds from this Offering.
• Sales of substantial amounts of ViRexx’s securities may have an adverse effect on the market price of ViRexx’s securities.
• ViRexx’s Articles and certain Canadian laws could delay or deter a change of control.

Additional Risks for U.S. Investors:

• As a foreign private issuer, ViRexx is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to ViRexx’s shareholders.
• You may be unable to enforce actions against ViRexx, certain of its directors and officers, under U.S. federal securities laws.

See “Risk Factors” pages 26 to 34.

VIREXX MEDICAL CORP.

The corporate headquarters of ViRexx are located at 8223 Roper Road, Edmonton, Alberta T6E 6S4. The registered office of the Corporation is located at Suite 1500, Manulife Place, 10180-101 Street, Edmonton, Alberta, T5J 4K1.

The Corporation has two wholly owned subsidiaries and AltaRex Medical Corp. has one wholly owned subsidiary, AltaRex US Corp, which is inactive.  The organizational chart of the Corporation is set forth below:

In this prospectus, and in any prospectus supplement, unless the context otherwise requires, reference to “we”, “us”, “our” or similar terms, as well as references to “ViRexx” or the “Corporation”, refer to ViRexx Medical Corp., either alone or together with our subsidiaries.

Business

ViRexx is a Canadian development-stage biotechnology company focused on targeted therapeutic products for people suffering from chronic viral infections or certain cancers.

ViRexx’s proprietary ChimigenTM Vaccine Platform is being used to develop immunotherapeutic agents for the treatment of patients with chronic hepatitis B and C virus infections. The platform is also used to develop biodefense vaccines, pandemic influenza vaccines and targeted bionanoparticles. The Corporation is developing OcclusinTM 50 Injection embolization therapy for the treatment of liver cancer and OcclusinTM 500 AED for the treatment of uterine fibroids.  OvaRex® MAb, an ovarian cancer treatment, is currently being considered for front-line therapy in combination with chemotherapy, following its failure to meet its clinical endpoints in recent Phase III trials as a stand alone treatment in terminally ill patients.

Corporate Update

ViRexx has experienced significant changes during the past year.  See Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, incorporated hereto by reference.  See “Documents Incorporated by Reference”.  Subsequent to the filing of the Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, Gary Woerz, the Corporation’s former Chief Financial Officer, made a wrongful dismissal claim against the Corporation in the amount of $250,000 plus additional damages.  The Corporation is of the position that the claim is without merit and intends to defend the claim.

The Corporation’s management has concentrated on prudent fiscal management and refocusing ViRexx employees with renewed direction in development and commercialization of ViRexx’s ChimigenTM Platform Technology and its targeted autothrombogenic cancer therapy (“T-ACT”).  The failure of the Phase III clinical trial using OvaRex® MAb as a stand-alone treatment was a disappointment to management and shareholders alike and resulted in a significant drop in share value.  Senior management has succeeded in engendering renewed enthusiasm for the ChimigenTM Platform, the OcclusinTM 50 Injection and OcclusinTM 500 AED development programs, as well as the possibility using OvaRex® MAb as a front-line therapy.  Collaboration opportunities have been revitalized and discussions have been initiated with other potential joint research venture partners or potential licensees for certain ChimigenTM Platform product development projects and for OcclusinTM products.  In addition, the Corporation is in discussion with parties interested in continuing development of OvaRex® MAb in combination with front-line chemotherapy for ovarian cancer.

This rights offering is intended to provide the funds necessary to achieve the development and commercialization milestones that are being established for each of the technology platforms. The Corporation intends to focus its internal resources on moving product candidates generated from its Chimigen™ Platform through preclinical development and into clinical trials.  Product candidates from the T-ACT™ and AIT™ Platforms will be progressed in collaboration with and using the resources of an appropriate development and commercialization partner.

Products

The Corporation’s product candidates referred to above can be categorized using ViRexx’s three technology platforms.

2.
The Chimigen™ Platform is a proprietary platform developed at ViRexx to generate therapeutic and prophylactic vaccines for major infectious diseases that have high unmet needs.  These vaccines are designed to stimulate broad immune responses towards specifically targeted viral and foreign antigens.  Using this novel platform, the Corporation is developing product candidates for the treatment of chronic Hepatitis B and Hepatitis C virus infections, which afflict hundreds of millions of people worldwide, as well as vaccines targeting pandemic influenza, and weaponized biological agents.

3.
The T-ACT™ Platform includes embolotherapeutic product candidates designed to cut off the blood supply to tumours by targeted transcatheter delivery.  ViRexx is developing OcclusinTM 50 Injection for the treatment of primary liver cancer and OcclusinTM 500 AED for the treatment of uterine fibroids.  Both agents utilize biocompatible / biodegradable materials to induce targeted embolization of the arterial blood supply.

The AIT™ Platform has resulted in the development of unique murine monoclonal antibody treatments specifically designed for certain cancers, including Ovarian (OvaRex® MAb), Breast (BrevaRex® MAb), Prostate (ProstaRex™ MAb) and Gastrointestinal (GivaRex™ MAb) malignancies.

ChimigenTM Platform Technology

The ChimigenTM Platform is a versatile platform technology that has been used to produce several immunotherapeutic products and prophylactic vaccines candidates. The Corporation is focused on developing product candidates as therapeutic agents for the treatment of chronic Hepatitis B and C virus infections. In 2006, ViRexx completed a Phase I clinical trial of its initial ChimigenTM Hepatitis B Therapeutic Vaccine candidate, CHB111 (formerly called HepaVaxx B Vaccine) in 15 normal, healthy volunteers.  There was no significant adverse event associated with the treatment.  The evaluation of the immune responses in these volunteers to the treatment with a single dose of CHB111 revealed no significant humoral or cellular responses elicited by the vaccination.

The Corporation has identified a promising new ChimigenTM Hepatitis B Therapeutic Vaccine, which includes multiple antigens shown to be involved in a therapeutic immune response in patients who cleared hepatitis B virus infection.  ViRexx hopes to initiate a clinical trial for its ChimigenTM Hepatitis B Therapeutic Vaccine with a partner in the second half of 2009.  ViRexx’s ChimigenTM Hepatitis C Therapeutic Vaccine is being developed for the treatment of chronic Hepatitis C infection. The Corporation currently has two ex vivo tested vaccine candidates in this program.  Continued efforts in 2008 will be directed to the final selection of a ChimigenTM Hepatitis C Therapeutic Vaccine candidate for clinical testing.

Partnering discussions have been initiated for Chimigen™ Hepatitis B Therapeutic Vaccine. Specifically, ViRexx is targeting potential partners with a strong presence in Asia, especially India and China where almost three quarters of the world’s chronic Hepatitis B sufferers live.  ViRexx will also seek a global partner for development and commercialization of its Chimigen™ Hepatitis C Therapeutic Vaccine.

The other product candidates include ChimigenTM Avian Influenza vaccines against pandemic influenza, ChimigenTM biodefense vaccines against biological threat agents and development of immune-targeted bionanoparticles. Several potential ChimigenTM Avian Influenza Vaccine candidates have been produced and are being evaluated for their efficacy.

In collaboration with the Defense Research and Development Canada-Suffield (“DRDC-Suffield”), ViRexx is evaluating ChimigenTM Vaccines for use in biodefense.  In this program, the Corporation is focusing on two candidate vaccines for Western Equine Encephalitis Virus.  Based on the results from these studies, the Corporation was encouraged to apply for a biodefense development contract, which was submitted to the National Institute of Health  (“NIH”) in the United States in January 2008. The application is under review and the result is awaited.

Looking toward its next generation ChimigenTM Platform products, the Corporation has established a research collaboration with the National Institute of Nanotechnology for developing targeted bionanoparticles using the ChimigenTM Platform. If successful, ChimigenTM Bionanoparticle technology could be used for targeting immune cells to modulate specific pathways of immune responses and also for use in siRNA immunomodulator vaccine development.

T-ACT™ Platform Technology

The T-ACT™ Platform is designed to interrupt blood supply to tumours, leading to tumour tissue starvation and death. The lead product candidate of the T-ACT™ Platform, OcclusinTM 50 Injection, is a treatment for primary cancer of the liver.  The Corporation has completed a Phase I clinical trial treating 12 hepatocellular carcinoma patients with OcclusinTM 50 Injection as part of a transcatheter arterial chemoembolization (“TACE”) procedure.  The adverse events profile of the product was similar to that of commercially available embolization devices.  Significant tumour stability was achieved in 11 patients and progression occurred in 1 patient following treatment.  This TACE procedure translates to a clinical benefit of over 90%, with three patients stabilized sufficiently to qualify for a liver transplant.  TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation.  Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer.  OcclusinTM 50 Injection partnering discussions have been initiated with companies interested in OcclusinTM 50 Injection.  Specifically, ViRexx is evaluating potential partners interested in licensing OcclusinTM 50 Injection for Asia, as the prevalence of liver cancer is much higher in Asia than anywhere else in the world.

The second product candidate of the T-ACT™ Platform is the OcclusinTM 500 AED, an embolic agent designed to treat hypervascular tumours including uterine fibroids.  This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, OcclusinTM 500 AED undergoes natural breakdown in the body and ultimately disappears.  ViRexx is continuing preclinical testing of this product candidate and has also completed the production of two Good Manufacturing Practice (“GMP”) batches of the product.  Exploration of new manufacturing methods of OcclusinTM 500 AED to increase efficiency of production is in progress. Partnering discussions are currently underway with parties interested in developing and commercializing Occlusin™ 500 AED. Clinical studies could be started in the second half of 2009 and marketing clearance in United States in early 2011, or earlier.

AIT™ Platform Technology

The lead product candidates from the AIT™ Platform include OvaRex® MAb for ovarian cancer, and BrevaRex® MAb for breast cancer.  OvaRex® MAb was the subject of one Phase II study examining combination chemo-immunotherapy in front-line treatment, and two randomized, double-blind and placebo controlled Phase III clinical trials examining immunotherapy during remission.

The Phase III trials were designed to compare OvaRex® MAb to placebo by evaluating the time to disease relapse in patients in remission who had undergone successful surgery and front-line chemotherapy.  The results of these Phase III trials released in December of 2007 indicated that while the use of OvaRex® MAb was safe, the outcomes for the patients who were treated were not statistically significant.  Consequently Unither Pharmaceuticals, Inc. (“Unither”) a subsidiary of United Therapeutics Corporation (“United”), to whom ViRexx, through its wholly owned subsidiary AltaRex Medical Corp. (“AltaRex”), had granted exclusive rights for development and commercialization of OvaRex® MAb, announced they were abandoning development and commercialization of OvaRex® MAb and related potential products.  The License and Development Agreement has been terminated and ViRexx has repatriated the development and commercialization rights for all AIT™ Platform products.  Unither/United has returned to ViRexx all data and other material associated with the development and commercialization of OvaRex® MAb.  The scientists at ViRexx in conjunction with outside independent parties are currently evaluating the data and the assumptions underlying the program prior to determining the next steps in the development of this product and the effect of this on related technologies.

The Phase II study referred to above showed promising results for the use of OvaRex® MAb in conjunction with front-line chemotherapy.  Not only was OvaRex® MAb safe to use in this new setting, but cellular immune responses to the tumour antigen were seen. The use of non-selective chemotherapy combined with targeted immunotherapy is being recognized as a new cancer treatment paradigm by the medical community.  This new treatment mode represents an exciting partnering opportunity and ViRexx is pursuing discussions with several interested parties.

The combination chemo-immunotherapy model is also being discussed in the context of a Phase II clinical trial which may be initiated jointly by ViRexx and the Gynaecologic Oncology Group (GOG) in 2008.  The trial, if and when it proceeds, will explore the use of OvaRex® MAb in conjunction with cyclophosphamide, a chemotherapeutic drug known to have immune modulating effects.  To enrol, patients must have relapsed and undergone a second round of chemotherapy.  This trial will seek to broaden our experience in using combination chemo-immunotherapy in treating ovarian cancer.

BrevaRex® MAb is a high affinity antibody specific to the tumour associated antigen, MUC-1 which is present in cancers of the breast and pancreas as well as in multiple myelomas.  BrevaRex® MAb was shown to be safe in a Phase I clinical trial in patients with MUC-1 expressing tumours.  ViRexx has worldwide rights for licensing BrevaRex® MAb, with established license agreements for some European territories.  The remaining antibodies in the AIT™ Platform include ProstaRex™ MAb and GivaRex™ MAb, both in the pre-clinical stage targeting prostate and pancreatic cancer respectively.

Discussions are ongoing between ViRexx and interested parties to determine the best strategy for proceeding with development and commercialization of the AIT™ Platform product pipeline.

Business Strategy

ViRexx's business strategy is to develop and commercialize therapeutic product candidates originating from its Chimigen™, T-ACT™ and AIT™ platform technologies in a timely and effective manner. The Corporation plans to build value by advancing its Chimigen™ Therapeutic Vaccines through pre-clinical and Phase I/II clinical trials. As well, ViRexx will pursue strategic partnering and  licensing opportunities for its non-core programs, specifically Occlusin™ 50 and Occlusin™ 500 AED, OvaRex® MAb and Chimigen™ Hepatitis B Therapeutic Vaccine.

The Corporation’s strategic plan includes the following:

•	New leadership with significant relevant industry experience to drive performance and provide networks for collaborations and partnering;
•	Focus research expenditures on near term product opportunities;
•	Control and focus expenditures on longer term opportunities to build strong development and commercialization opportunities;
•	Aggressive partnering plan for late stage clinical candidate, medical device & oncology products;
•	Focus overall expenditures to minimize the level of additional capital required; and
•	Direct efforts to clear value creating milestones in 2008 and 2009.

Key Milestones

The Corporation’s strategic plan calls for the achievement of a number of significant milestones over the next 12 months:

•	Completion of data review and assessment of the AITTM Platform development strategy;

•
Initiation of a Phase II clinical trial in collaboration with the Gynecologic Oncology Group (GOG) examining OvaRex® MAb in conjunction with cyclophosphamide in ovarian cancer patients who have relapsed and undergone a second round of chemotherapy;

•	Establish a partnership for the development and commercialization of Occlusin™ products in Europe and / or Asia;

•	Establish partnership for development and commercialization of OvaRex® MAb in Europe;

•	Demonstrate in vivo efficacy of Chimigen™ WEEV Vaccine in preclinical models;

•	Demonstrate in vivo immune response to multiantigen Chimigen™ Hepatitis B Therapeutic Vaccine in preclinical models;

•	Demonstrate ex vivo immunological efficacy of Chimigen™ Influenza Vaccine in laboratory assays; and

•	Implement Chimigen™ WEEV Vaccine development plan, should NIH funding be received.

The Corporation’s focus in 2008-2009 is to concentrate its internal resources on moving the Chimigen™ Hepatitis B Therapeutic Vaccine and Hepatitis C Therapeutic Vaccine into development.  In order to leverage external resources, ViRexx will also seek to establish partnerships for development and commercialization of its Occlusin™ 500 AED and Occlusin™ 50 Injection.

ViRexx will also seek partnerships to move the AITTM Platform strategy forward, both in the clinical and pre-clinical areas.  Analysis of the past trials will lay the foundation for any future trials of OvaRex® MAb in conjunction with front-line chemotherapy.  A number of companies have expressed interest in partnering with ViRexx to work on several of the other MAbs in the AITTM Platform pipeline.

Summary/Outlook

The past year was a challenge for ViRexx, but the Corporation is optimistic about the future of its existing products as well as new relationships being put in place.  The potential exists for medium term re-partnering of antibody candidates from the AIT™ Platform, on terms that may be superior to those obtained in the past. In addition, several of the Corporation’s existing product candidates from its other two platforms are currently under active consideration by new potential partners.  The year has resulted in a strong sharpening of the Corporation’s focus and a keener understanding of its strengths.

The Corporation’s Chimigen™ Platform has promise for the future.  ViRexx is continuing to develop these novel immunotherapies for high value infectious disease markets.  Over the next two years, the Corporation will increasingly focus its research and development efforts on advancing its current candidate Chimigen™ Platform based therapies into clinical development and in seeking corporate partners at the appropriate time.

The Chimigen™ Platform has already produced one, Chimigen™ Hepatitis B Vaccine candidate, CHB111 (formerly HepaVaxx B), which demonstrated safety in a clinical trial on August 9, 2006.   The Corporation does not intend further to develop this particular candidate, independently, and is currently responding to a partnering enquiry.  However, new candidates from the Chimigen™ Hepatitis B Vaccine program are showing great promise.

The support of the Corporation’s shareholders will be key as new management seeks to build upon the great inherent value within the Corporation and to maximize opportunities from its product candidates within the Corporation’s Chimigen™ Platform technology.  ViRexx was awarded the Alberta Science and Technology Leadership Foundation award in 2004 for technology innovation for this platform.

The Corporation is of the view that strong opportunities exist in Asian markets, where there is a high incidence of liver cancer, for the further development and commercialization of Occlusin™ 50 Injection. The Corporation  plans to license this therapeutic to a regional partner who will take it into a pivotal trial in the Asian market.

The Corporation is actively investigating partnering interest in both Europe and China for its embolotherapeutic agent Occlusin™ 500 AED.  These prospects are expected to be brought to a conclusion in the first half of 2008.

The rights to the AIT™  Platform and its several antibodies, including OvaRex® MAb, which had been licensed to United Therapeutics Corporation, have been repatriated to ViRexx. ViRexx is completing an in depth evaluation of the data available from the clinical trial results and is also evaluating the possibility of commencing another trial, with an appropriate partner, for OvaRex® MAb in combination therapy, for which there appears to be supporting evidence.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares of which 72,760,717 common shares are issued and outstanding as at the date hereof. All the issued and outstanding common shares are fully paid and non-assessable.

The holders of the common shares are entitled to dividends if, as and when declared by the board of directors, to one vote per common share at meetings of the shareholders, and upon liquidation, dissolution or winding up of ViRexx and to receive such assets of ViRexx as are distributable to the holders of common shares.

DETAILS OF RIGHTS OFFERING

Rights

The Corporation is distributing to each Shareholder of record on April ●, 2008, one transferable Right for each common share held.  Subject to certain exceptions, Rights Certificates may not be held directly by, and subscriptions for Shares will not be accepted from, Shareholders whose addresses of record are in Non-Participating Jurisdictions.  See “Details of Rights Offering — Shareholders in Non-Participating Jurisdictions”.

Dealer Manager

Pursuant to a dealer manager agreement (the “Dealer Manager Agreement”) dated as of ●, 2008 between the Corporation and the Dealer Manager, the Corporation has retained the Dealer Manager to solicit the exercise of Rights in Canada and in such other jurisdictions where such solicitation is permitted under applicable law. In consideration for such services, the Corporation has agreed to pay the Dealer Manager an advisory fee equal to 6% of the gross proceeds of the Offering (an aggregate of $● assuming all of the Rights are exercised). In addition, the Dealer Manager will be reimbursed for certain reasonable expenses and will be indemnified by the Corporation in certain circumstances.

In addition to the advisory fee, the Dealer Manager will also be issued a compensation warrant (the “Dealer Warrant”) entitling the holder thereof to purchase such number of common shares of the Corporation equal to 6% of the Rights exercised under this Offering.  The Dealer Warrant will be exercisable at a price of $• per common share and will expire 18 months after the completion of the Offering.

The obligations of the Dealer Manager under the Dealer Manager Agreement may be terminated at the Dealer Manager’s discretion in certain limited circumstances. The Corporation may complete the Offering notwithstanding the termination of the Dealer Manager Agreement.

The Dealer Manager has agreed to comply with applicable securities legislation, regulations, policy statements, rulings, orders and published notices of the securities regulatory authorities in each of the provinces of Canada, of the TSX, and the applicable securities laws of such other jurisdictions in which solicitations to exercise Rights are made, in performing its duties under the Dealer Manager Agreement.

Potential Standby Purchasers

The Corporation is in discussion with certain shareholders of the Corporation to enter into Standby Purchase Agreements under which shareholders who sign such agreements would agree to exercise their Basic Subscription Rights and to purchase additional shares under the Additional Subscription Privilege, among other things.  Management of the Corporation expects that Standby Purchase Agreements will be executed prior to completion of the Offering; however, to date, no Standby Purchase Agreements have been executed and there is no guarantee that any Standby Purchase Agreements will be executed.

Rights Certificates — Common Shares Held Through CDS or DTC

For all Shareholders who hold their common shares through a securities broker or dealer, bank or trust company or other Participant in the book-based systems administered by CDS or DTC, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS or DTC, as the case may be.  The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant.  CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for: (i) the records maintained by CDS, DTC or Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to the Rights; or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC or their Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their common shares through a Participant must arrange purchases or transfers of Rights through their Participant.   For common shares held through a Participant, a subscriber may subscribe for Shares by instructing the Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Share subscribed for to such Participant in accordance with the terms of the Offering.  A subscriber wishing to subscribe for additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber’s Rights prior to the Expiry Time, along with payment for the number of additional Shares requested.  Any excess funds will be returned by mail or credited to the subscriber’s account with its Participant without interest or deduction.  Subscriptions for Shares made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Shares once submitted.  Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

It is anticipated by the Corporation that each such purchaser of Shares or Rights will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Rights are issued or such Shares or Rights are purchased in accordance with the practices and policies of such Participant.

Rights Certificate — Common Shares Held in Registered Form

For all Shareholders whose common shares are held in registered form, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of the final prospectus in respect of the Offering.  In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate — Registered Shareholders”.  Only registered Shareholders of the Corporation will receive Rights Certificates.

Expiry Time

The Rights may be exercised commencing on April ●, 2008 (the day after the Record Date) and will expire at 5:00 p.m. (Toronto time) on April ●, 2008 (the “Expiry Time”).  To subscribe for Shares, a completed Rights Certificate must be received by the Subscription Agent by the Expiry Time.  The Corporation reserves the right to extend the period of the Offering, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to a disruption in postal service.  Rights not exercised prior to the Expiry Time will be void and of no value.

Basic Subscription Right

Under the Basic Subscription Right, each Right entitles the holder thereof to acquire one Share at a price of CA$●.  The Subscription Price of CA$● is equal to the weighted average of the closing price of the Corporation’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the day on which the Corporation files a final prospectus in respect of this Offering, less a discount of 25%.

A Participant which holds common shares of the Corporation as of the Record Date on behalf of more than one beneficial owner may, upon providing evidence satisfactory to the Subscription Agent, exercise the Rights evidenced by its Rights Certificate or exchange its Rights Certificate on the same basis as though each of the beneficial owners were a Shareholder of record as of the Record Date.

Any Shareholder or any holder of a Rights Certificate who has any questions concerning the terms of this Offering should contact the Subscription Agent at the Subscription Office by telephone or e-mail as specified under “Inquiries”.

Partial Exercise of Rights

A Shareholder who exercises some, but not all, of the Rights evidenced by a Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.

Additional Subscription Privilege

Any holder of Rights who exercises the Basic Subscription Right to subscribe for all the Shares that can be subscribed for with the Rights held, or evidenced by a Rights Certificate, has the privilege of subscribing for additional Shares, if available, at the Subscription Price (the “Additional Subscription Privilege”).  The Shares available for such purpose (the “Remaining Shares”) will be those that have not been otherwise subscribed and paid for at the Expiry Time.

To exercise the Additional Subscription Privilege, a holder of a Rights Certificate who completes Form 1 on the Rights Certificate for the maximum number of Shares that can be subscribed for, given the number of Rights evidenced by such certificate, must also complete Form 2 on the Rights Certificate and specify the number of additional Shares for which the holder would like to subscribe.  The completion of Form 2 constitutes a binding commitment to subscribe for the number of additional Shares specified.  Payment for additional Shares, in the same manner as required upon exercise of the Basic Subscription Right, must accompany Form 2 when it is delivered to the Subscription Agent or a Participant, as applicable.  Any excess funds will be returned by mail by the Subscription Agent or credited to the subscriber’s account with its Participant, as applicable, without interest or deduction.  Payment for such additional Shares must be received by the Subscription Agent prior to the Expiry Time, failing which the subscriber’s entitlement to such additional Shares shall terminate.  Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions to a Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.  See “How to Complete the Rights Certificate — Payment of Subscription Price”.

If there are sufficient Remaining Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each such participant will be allotted the number of additional Shares for which it has indicated it would like to subscribe.

If the aggregate number of Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Shares, those Remaining Shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of: (a) the number of Shares which that participant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) of the multiplication of the number of Remaining Shares by a fraction of which the numerator is the number of Shares subscribed for by that participant under the Basic Subscription Right and the denominator is the aggregate number of Shares subscribed for under the Basic Subscription Right by all participants in the Additional Subscription Privilege.  If any participant has subscribed for fewer Shares than the number resulting from the application of the formula in (b) above, the excess Shares will be allotted in a similar manner among the participants who were allotted fewer Shares than they subscribed for.

Shareholders in Non-Participating Jurisdictions

This Offering is being made only in Canada and the United States.  This Offering is not being made in Non-Participating Jurisdictions and is not, and under no circumstances is to be construed as, an offering of any securities for sale in or to a resident of the Non-Participating Jurisdictions or a solicitation therein of an offer to buy any securities.  Accordingly, subject to the exception as provided for hereinafter, Rights Certificates may not be held directly by, and subscriptions for Shares will not be accepted from, or on behalf of, Shareholders whose addresses of record are in Non-Participating Jurisdictions or other persons whom the Corporation or the Subscription Agent has reason to believe are residents of the Non-Participating Jurisdictions (collectively, “Shareholders in Non-Participating Jurisdictions”).

Notwithstanding the foregoing, if a Shareholder whose address of record is in or who is a resident of a Non-Participating Jurisdiction on the Record Date can demonstrate to the satisfaction of the Corporation and its counsel not less than ten days before the Expiry Time that the delivery of the Rights and the issue of Shares under this Offering to such a Shareholder would not, in any way, contravene any securities law of such Non-Participating Jurisdiction and would not require the Corporation to file any documentation, make any application or make any payment of any nature whatsoever in such Non-Participating Jurisdiction, then the Corporation may, if it so chooses, deliver the Rights to and accept subscriptions for Shares from, or on behalf of, such Shareholder in such Non-Participating Jurisdiction.

Shareholders in Non-Participating Jurisdictions will not receive Rights Certificates.  The Corporation will notify Shareholders in Non-Participating Jurisdictions that the Rights Certificates to which they are entitled will be issued to and held by the Subscription Agent, which will hold the same and the Rights evidenced thereby as agent for the benefit of all Shareholders in Non-Participating Jurisdictions.  Commencing April ●, 2008, the Subscription Agent will attempt to sell on a best-efforts basis such Rights in Canada prior to the Expiry Time at such prices and otherwise in such a manner as the Subscription Agent may determine in its sole discretion.  The Subscription Agent’s ability to sell such Rights and the price obtained therefor are dependent on market conditions.  The Subscription Agent will not be subject to any liability for failure to sell any Rights of Shareholders in Non-Participating Jurisdictions or to sell any such Rights at a particular price.  There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commissions and costs of or incurred by the Subscription Agent in respect of the sale of such Rights.  In such event, the Shareholders in Non-Participating Jurisdictions will not be liable for any shortfall and no proceeds will be forwarded.  The net proceeds received by the Subscription Agent from the sale of such Rights will be divided among the Shareholders in Non-Participating Jurisdictions in proportion to the number of common shares of the Corporation held by them respectively on the Record Date.  The Subscription Agent will mail cheques therefor to the Shareholders in Non-Participating Jurisdictions at their addresses appearing in the records of the Corporation.

Stock Exchange Listing

The outstanding common shares of the Corporation are currently listed and posted for trading on the TSX and the AMEX under the symbols “VIR” and “REX”, respectively.  The Corporation has applied to list the Rights and the Shares issuable upon the exercise of Rights, on the TSX.  The Corporation expects that on April ●, 2008, the Rights will commence trading on the TSX under the trading symbol “VIR.RT” and the common shares of the Corporation will commence trading on an “ex rights” basis, meaning that persons purchasing common shares on or following that date will not be entitled to receive the related Rights.  The Corporation also expects that the Rights will remain listed and posted for trading until noon (Toronto time) on April ●, 2008.  The Corporation has applied to list the Shares issuable upon the exercise of the Rights (but not the Rights themselves) on the AMEX.  The Rights may not be transferred to any person in the United States or to any U.S. person within the meaning of Regulation S. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S.

Dilution to Shareholders

If a Shareholder wishes to retain its current percentage ownership in the Corporation, and assuming that all Rights are exercised, the Shareholder should exercise all of its Rights to purchase Shares for which it may subscribe pursuant to the Basic Subscription Right.  If a Shareholder does not do so and other holders of Rights exercise any of their Rights, the Shareholder’s current percentage ownership in the Corporation may be diluted by the issue of Shares under this Offering.

Subscription Agent

Pursuant to a Rights Agency and Custodial Agreement, the Subscription Agent (Computershare Investor Services Inc.) will be appointed by the Corporation to perform various services relating to the exercise of Rights, including receiving subscriptions for Shares and payment of the Subscription Price from Shareholders, issuing certificates for the Shares to be issued upon the exercise of the Rights, acting as transfer agent for the Rights and acting as agent for Shareholders in Non-Participating Jurisdictions as described above under “Shareholders in Non-Participating Jurisdictions”.  The Corporation will pay the fees and expenses of the Subscription Agent, which are estimated to be CA$●.

The Subscription Agent will accept subscriptions for Shares and payment of the Subscription Price from holders of Rights Certificate only at its office at the following addresses (the “Subscription Office”):

Registered Mail, Courier or Hand Delivery:	Mail:
Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions	Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street E. Toronto, ON M5C 3H2 Attention: Corporate Actions

HOW TO COMPLETE THE RIGHTS CERTIFICATE – REGISTERED SHAREHOLDERS

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the back of the Rights Certificate, a registered Shareholder may:

(i)           exercise the Basic Subscription Right to subscribe for Shares (Form 1);

(ii)           exercise the Additional Subscription Privilege (Form 2);

(iii)           sell or transfer Rights (Form 3); or

(iv)           divide or combine the Rights Certificate (Form 4).

Basic Subscription Right — Form 1

Each Right entitles the holder thereof to acquire one Share at a price of CA$●.  The maximum number of Rights, which may be exercised by completing and signing Form 1, is shown immediately above Form 1 on the Rights Certificate.  Form 1 must be completed and signed in order for a holder to exercise some or all of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Right.  A Shareholder who chooses not to exercise all the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.

Completion of Form 1 constitutes a representation by the Shareholder that he is not a resident of any Non-Participating Jurisdiction, or the agent of any such person.  Subject to the exception set out under “Details of Rights Offering — Shareholders in Non-Participating Jurisdictions”, subscriptions will not be accepted from, or on behalf of, Shareholders whose addresses of record are in Non-Participating Jurisdictions.

Only registered Shareholders of the Corporation will receive Rights Certificates.  Beneficial Shareholders of the Corporation will not receive Rights Certificates.  However, beneficial Shareholders will be able to exercise their Rights and acquire Shares.  Should a beneficial Shareholder wish to exercise Rights and purchase Shares, the beneficial Shareholder should contact his or her securities dealer for details on how to do so.  See “Rights Certificate — Common Shares Held Through CDS or DTC”.

Additional Subscription Privilege — Form 2

Any holder of a Rights Certificate who exercises the Basic Subscription Right to subscribe for all the Shares that can be subscribed for with the Rights evidenced by such certificate and who wishes to participate in the Additional Subscription Privilege must complete and sign Form 2 on the Rights Certificate.

The completed Rights Certificate and payment for all Shares subscribed for under the Basic Subscription Right and Additional Subscription Privilege should be delivered or mailed so that they are received by the Subscription Agent at the Subscription Office, before 5:00 p.m. (Toronto time) on April ●, 2008.  If mailing, Shareholders should allow for sufficient time to avoid late delivery.

Sale and Transfer of Rights — Form 3

The Corporation will apply to list the Rights distributed under this prospectus and the Shares issuable upon the exercise of Rights on the TSX.  Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.  The Rights will not be listed on the AMEX.

Holders of Rights in registered form in Canada may, instead of exercising their Rights to subscribe for Shares, sell or transfer their Rights to any person in Canada by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee.

To transfer the Rights, a registered Shareholder must complete Form 3 on the Rights Certificate and have the signature guaranteed by a Canadian Schedule I bank, a major trust company in Canada, a member of an applicable Medallion Signature Guarantee Program, including STAMP, SEMP and MSP.  Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada.  It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes.  If Form 3 is completed, the Corporation and Subscription Agent will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the United States Securities Act of 1933.  Regulation S does permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale.  Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the United States Securities Act of 1933.

Dividing or Combining Rights Certificates - Form 4

A Rights Certificate may be divided or combined by completing Form 4 on the Rights Certificate and surrendering it to the Subscription Agent at the Subscription Office, in which case no endorsement is necessary.  The Subscription Agent will then issue a new Rights Certificate in such denominations (totaling the same number of Rights as evidenced by the Rights Certificate being divided or combined) as are requested by the Rights Certificate holder.  Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Payment of Subscription Price

The Subscription Price is CA$● per Share. The Subscription Price, including the Subscription Price for any additional Shares elected to be purchased pursuant to the Additional Subscription Privilege, is payable in Canadian or US funds, as the case may be, by certified cheque, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to or to the order of “Computershare Investor Services Inc.” (the Subscription Agent).  Any excess funds paid in respect of the exercise of an Additional Subscription Privilege will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its Participant, as applicable, without interest or deduction.

Unexercised Rights

Subject to the ability of a holder of a Rights Certificate to divide or combine a Rights Certificate as discussed above, a holder of a Rights Certificate who in Form 1 of the Rights Certificate exercises some but not all of the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.  Similarly, if a holder of a Rights Certificate surrenders his Rights Certificate but fails to complete Form 1 or Form 2 on the Rights Certificate, or fails to make payment of the Subscription Price as described above in respect of any Shares for which he elects to subscribe, such holder will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which he has failed to make payment) and such Rights will be void and of no value.

Signatures

The signature of the holder of a Rights Certificate must correspond in every particular with the name that appears on the face of the Rights Certificate.  Signatures by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent.

Share Certificates

The Shares purchased through the exercise of Rights will be registered in the name of the person to whom the Rights were issued or such person’s transferee, if any, indicated on the appropriate form on the Rights Certificate.  Certificates for Shares will be delivered as soon as practicable by mail to the address appearing in the records of the Corporation with respect to the person to whom the Rights Certificate was issued or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate.

Validity and Rejection of Subscriptions

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, which determination shall be final and binding.  All subscriptions are irrevocable.  The Corporation reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Shares pursuant thereto could be deemed unlawful.  The Corporation also reserves the right to waive any defect with regard to any particular subscription.  The Corporation and the Subscription Agent will not be under any duty to give notification of any defect or irregularity in such subscriptions and neither the Corporation nor the Subscription Agent will incur any liability for failure to give such notification.

INQUIRIES

Inquiries relating to this Offering should be directed to the Subscription Agent at the Subscription Office, by telephone at 1-800-564-6253 or via e-mail at corporateactions@computershare.com, or to the Dealer Manager by telephone at 416-867-3589 (Beth Shaw) or via e-mail at beth.shaw@vmd.desjardins.com , or to Virexx by telephone at (780) 433-4411 or via e-mail at investor@virexx.com.

CHANGES TO SHARE AND LOAN CAPITAL

There have been no material changes in the Corporation’s consolidated share capital and loan capital since December 31, 2007, the date of the Corporation’s most recently filed consolidated financial statements.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at the dates indicated, and adjusted to give effect to the Offering.  The table should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the year ended December 31, 2007 and management’s discussion and analysis thereon for the year ended December 31, 2007, incorporated by reference in this prospectus.

Designation	Outstanding as at December 31, 2007	Outstanding as at December 31, 2007 assuming all Rights are exercised
Common shares	$54,064,680	$61,340,752	(1)
	(72,760,717 shares)	(145,521,434 shares)	(1)(2)
Contributed surplus	$12,498,710	$12,498,710
Current liabilities	$2,109,303	$2,109,303
Long term liabilities	$0	$0
Deficit	($65,381,861)	($65,381,861)
Total capitalization	$3,290,832	$10,566,904

Notes:

1.	Assumes exercise of maximum number (72,760,717) of Rights at a price of $0.10 per Share.
2.	Does not include the common shares issuable under the Dealer Warrant, those being up to 4,365,643 common shares assuming all Rights are exercised. See “Details of the Offering – Dealer Manager”.

USE OF PROCEEDS

The aggregate net proceeds to be derived by the Corporation from the Offering is estimated to be approximately $● assuming the exercise of all of the Rights, after deducting the estimated expenses of this Offering of approximately $●, including an advisory fee payable to the Dealer Manager equal to 6% of the gross proceeds from the Offering (an aggregate of $● assuming all of the Rights are exercised).  ViRexx intends to use the net proceeds from the Offering to fund capital, operating and product development expenditures as follows:

(i)           55% shall be allocated to ChimigenTM Platform development;

(ii)	15% shall be allocated to OcclusinTM 50 Injection and OcclusinTM 500 AED development;

(iii)           15% to further development of the AIT™ Platform; and

(iv)           the remainder for general working capital.

The percentage amounts listed in (i) to (iii) above include administration and working capital amounts allocated to the specific programs mentioned, however, any amounts remaining will be allocated to general working capital. The actual use of the net proceeds of the Offering may vary depending on operating and capital needs and the progress of all research and development programs from time to time.  Accordingly, management of the Corporation will have the broad discretion in the application of the proceeds of the Offering.  Pending the use of proceeds outlined, the Corporation intends to invest the net proceeds of the Offering in investment grade, short-term, interest bearing securities.

Currently the Corporation’s programs are in the early stages and pre-clinical phase of development.  Certain indications have reached the Phase I stage of development and one has reached Phase II clinical trials.  The funding received from this Offering will be used to solidify proof-of-concept for a number of our indications and platforms as well as progress a number of pre-clinical programs to file as Investigational New Drug in order to progress to human clinical trials.  The research will be completed by the Corporation’s research teams as well as subcontractors with required specialist knowledge or facilities.  Commercialization and production can only be achieved once all regulatory steps have been completed.  This usually includes three phases of clinical trials which depending on the drug, device or product being tested will vary in length and requirements to complete.  These steps can extend a number of years and can be costly to complete.  As we are an early stage research and development Corporation, we do not expect to be at the commercialization stage prior to 2010 for any of our potential products, although this could vary depending on regulatory approval.  Given the uncertainty around the design, requirements and timing of future clinical trials, an estimate of these future costs is not reasonable at this time.

Further breakdown of the expected use of proceeds as allocated above is as follows:

(i)	Advance preclinical vaccine development for a number of indications in the ChimigenTM Platform – approximately 60% of funds allocated;

(ii)	Proof-of-Concept for two indications included in the ChimigenTM Platform – approximately 40% of funds allocated;

(iii)
Securing the appropriate partners for Occlusin™ 50 Injection and Occlusin™ 500 AED in addition to meeting milestones and objectives described in “Business Strategy and Key Milestones” of this prospectus; and

(iv)
Securing the appropriate partners to support further development of the AIT™ Platform in addition to meeting milestones and objectives described in “Business Strategy and Key Milestones” of this prospectus.

For additional information regarding the significant events that must occur please review the “Business Strategy and  Key Milestones” sections of this prospectus.

PRINCIPAL SHAREHOLDERS

To the knowledge of the management of the Corporation, as of the date hereof, no person or company owns, directly or indirectly, is the beneficial owner of, or exercises control or direction over more than 10 percent of any class or series of voting securities of the Corporation other than the following:

Name of Shareholder	Position with the Corporation	Number and Class of Securities	Percentage of Class of Securities
Estate of Dr. Antoine A. Noujaim	Shareholder	7,446,449 Common Shares	10.23%

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, Canadian counsel to the Corporation, the following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders of the Corporation who, for the purposes of the Income Tax Act (Canada) (the “Act”), are resident in Canada, deal at arm’s length with the Corporation and hold, or will hold, Rights and any Shares acquired on exercise of the Rights as capital property.  The Rights and Shares generally will constitute capital property to a Shareholder unless the Shareholder holds such securities in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.  Certain Shareholders who might not otherwise be considered to hold their securities as capital property may be entitled, in certain circumstances, to treat their securities as capital property by making an election under subsection 39(4) of the Act.

This summary is based upon the current provisions of the Act, the regulations thereunder, all proposed amendments thereto publicly released by the Department of Finance prior to the date hereof and counsel’s understanding of the current administrative and assessing practices of the Canada Revenue Agency.  The income tax consequences under the Taxation Act (Québec) are identical to those under the Act.  Except for the proposed amendments referred to above, this summary does not take into account or anticipate any change in law or administrative or assessing practices whether by legislative, governmental or judicial action.  No guarantee can be given that the Act will not be amended in the future such that comments in this section no longer will be valid.  This summary does not take into account the tax consequences resulting from the purchase of Rights in the open market.

The Act contains certain provisions relating to securities held by persons that are “financial institutions” for purposes of the Act (the “Mark-to-Market Rules”).  This summary does not take into account these Mark-to-Market Rules or any proposed amendments thereto.  Taxpayers who are “financial institutions” for purposes of the Act should consult their own tax advisors.

This summary is of a general nature and does not take into account the laws of any province or territory or of any jurisdiction outside Canada.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder.  Shareholders are encouraged to consult their own tax advisors regarding the income tax considerations applicable to them.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Rights or Shares.

Receipt of Rights
No amount will be required to be included in computing the income of a Shareholder as a consequence of acquiring Rights under the Offering.  The adjusted cost base or cost of Rights received by a Shareholder under the Offering will be nil.  If a Shareholder holds Rights received pursuant to this Offering and purchases Rights otherwise than pursuant to the Offering, the cost of each Right held by a Shareholder will be the aggregate cost of the Rights divided by the total number of Rights held at that time.

Exercise of Rights
The exercise of Rights will not constitute a disposition of property for purposes of the Act.  Consequently, no gain or loss will be realized upon the exercise of Rights.  A Share acquired by a Shareholder upon the exercise of Rights will have a cost to the Shareholder equal to the aggregate of the Subscription Price for such Share and the cost to the Shareholder of the Rights exercised to acquire the Shares.  The cost of a Share acquired by a Shareholder upon the exercise of Rights will be averaged with the adjusted cost base to the Shareholder of all other common shares held at that time as capital property to determine the adjusted cost base of each such common share to the Shareholder.

Disposition of Rights
Upon the disposition of a Right by a Shareholder, other than pursuant to the exercise thereof, the Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right to the Shareholder.  One-half of a capital gain (a “taxable capital gain”) will be included in the Shareholder’s income, and one-half of a capital loss may be deducted against taxable capital gains in accordance with the detailed rules in the Act in that regard.

Expiry of Rights
Upon the expiry of an unexercised Right, a Shareholder will realize a capital loss equal to the adjusted cost base of the Right to the Shareholder.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

RISK FACTORS

An investment in the Shares is subject to a number of risks.  A prospective purchaser of the Shares should carefully consider the information and risks faced by the Corporation described in other sections of this prospectus, the documents incorporated herein by reference, including, without limitation, the consolidated financial statements and the related notes, the risk factors set out in under the heading, “Risk Factors” in the Form 20-F, and the following risk factors:

Risks Related to the Corporation

Our success depends on the management of growth.
Our future growth, if any, may cause a significant strain on management, operational, financial and other resources.  Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees.  These demands may require the addition of new management personnel and the development of additional expertise by management.  Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance.  The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure.
Our operations are in many instances conducted in currencies other than the Canadian dollar and fluctuations in the value of currencies relative to the Canadian dollar could cause us to incur currency exchange losses, higher development costs and/or lower revenues.

We expect that our U.S. dollar denominated expenditures will increase as we undertake clinical trials in the United States, scale up manufacturing of our product candidates, are required to pay milestones under our license agreements and should we decide to further expand our U.S. operations.  To the extent that our U.S. dollar denominated revenues from development and commercialization agreements and our existing U.S. dollar cash, cash equivalents and short term investments do not cover our U.S. denominated expenditures we will need to purchase U.S. dollars at the then prevailing exchange rates.

We currently do not implement any currency hedging techniques to mitigate the impact of currency fluctuations on our financial results.  These techniques, if implemented in the future, do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, would not protect us from prolonged periods of currency fluctuations.

Acquisitions of companies or technologies may result in disruption to our business.
As part of our business strategy, we may acquire additional assets or businesses principally related to, or complementary to, our current operations.  Any such acquisitions will be accompanied by certain risks including exposure to unknown liabilities or acquired companies, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating operations and personnel of acquired companies, disruption of our ongoing business, diversion of management’s time and attention, and possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business.

The biotechnology industry has a history of patent and other intellectual property litigation, and we may be involved in costly intellectual property lawsuits.
The biotechnology industry has a history of patent and other intellectual property litigation, and these lawsuits likely will continue.  In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties. We may also have to defend claims brought against us or any purchaser or user of our potential products asserting that such product or process infringes intellectual property rights of third parties. Legal proceedings relating to intellectual property typically are expensive, take significant time and divert management’s attention from other business matters.  The cost of this litigation could adversely affect our business.  Further, if we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, and we could be required to stop the infringing activity or obtain a license to use the patented technology.  Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our potential products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

Our clinical trials could take longer to complete than we project or may not be completed at all.
The clinical trials of our products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale.  If we fail to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

Clinical trials vary in design by factors including dosage, end points, length, controls, and numbers and types of patients enrolled.  Although for planning purposes we project the commencement, continuation and completion of clinical trials for products currently being developed and new products to be developed in future, the actual timing of these events may be subject to significant delays relating to various causes, including lack of adequate funding, scheduling conflicts with participating clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria, and shortages of available drug supply.  We may not commence, continue or complete clinical trials involving our products as projected.

We rely on third parties to conduct, supervise or monitor some or all aspects of clinical trials for our products.  We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

In addition, we may suffer a delay in the completion of any one of our clinical trials because of requests from government regulators to conduct additional trials.  Failure to commence or complete or delays in, any of our planned clinical trials would delay, and possibly prevent us from commercialization of our product candidates, and thus seriously harm our business.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
Our research and development processes involve the controlled use of hazardous and radioactive materials.  We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products.  The risk of accidental contamination or injury from handling and disposing of such materials cannot be completely eliminated.  In the event of an accident involving hazardous or radioactive materials, we could be held liable for resulting damages.  We are not insured with respect to this liability.  Any such liability for this type of risk could exceed our resources.  In the future we could incur significant costs to comply with environmental laws and regulations.

All of ViRexx’s potential products are in the research and development stage and will require further development and testing before they can be marketed commercially.
We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. There can be no assurance that the research and development programs conducted by the Corporation or its partners will result in any products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations the Corporation, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results.

There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Corporation will be affected by numerous factors beyond the Corporation’s control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non- competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

The Corporation’s products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of the Corporation’s products may require the development of new manufacturing technologies and expertise. The impact on the Corporation’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Corporation will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Corporation’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

Regulatory authorities may deny approval of a marketing application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  Regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

Governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Corporation to lose profits or incur liabilities.

ViRexx’s operations and products may be subject to other government manufacturing and testing regulations.
Securing regulatory approval for the marketing of therapeutics by regulatory agencies is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by the Corporation will have to comply with GMP regulations and other regulatory guidelines promulgated by regulatory authorities of the countries in which ViRexx wishes to market its products. Additionally, certain of the Corporation’s customers may require the manufacturing facilities contracted by the Corporation to adhere to additional manufacturing standards. Compliance with GMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. Regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable GMP requirements. If the manufacturing facilities contracted by the Corporation fail to comply with the GMP requirements, the facilities may become subject to possible regulatory action and manufacturing at the facility could consequently be suspended. The Corporation may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Corporation or at all.

Regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the authority’s requirements, then the authority could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product. The Corporation is subject to regulation by governments in many jurisdictions and, if the Corporation does not comply with healthcare, drug, manufacturing and environmental regulations, among others, the Corporation’s existing and future operations may be curtailed, and the Corporation could be subject to liability.

In addition to the regulatory approval process, the Corporation may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

The biotechnology industry is extremely competitive and the Corporation must successfully compete with larger companies with substantially greater resources.
Technological competition in the pharmaceutical industry is intense and the Corporation expects competition to increase. Other companies are conducting research on therapeutics involving immunotherapy and embolotherapy as well as other novel treatments or therapeutics for the treatment of cancer, infectious diseases and solid tumours, which may compete with the Corporation’s product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Corporation. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which the

Corporation may compete from time to time, and which may have significantly better and larger resources than the Corporation. Accordingly, the Corporation’s competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

The Corporation anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Corporation’s competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by the Corporation. Competitive products may render the Corporation’s products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

ViRexx relies on patents and proprietary rights to protect its technology.
The Corporation’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Corporation has patents in the United States and Europe and has filed applications for patents in the United States and under the Patent Cooperation Treaty, allowing it to file in other jurisdictions. The Corporation’s success will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology in Canada, the United States and other countries. The Corporation cannot be assured that patents will issue from any pending applications or that claims now or in the future, if allowed under issued patents, will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Corporation will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Corporation.

From time to time management may make a determination that superior economic gain made be attained by perpetually protecting an invention as a trade secret rather than disclosing it in a patent application.  Inventions held as trade secrets can be independently discovered by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached.  If technology similar to ours is independently developed or our contractual agreements are breached, our technology will lose value and our business will be irreparably harmed.

The patent positions of pharmaceutical and biotechnology firms, including the Corporation, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of the Corporation’s current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Corporation cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and the Corporation. Similarly, since patent applications filed before October 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Corporation cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. There is no assurance that the Corporation’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Accordingly, the Corporation may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Corporation to stop using or pay to use certain intellectual property, and as such, the Corporation’s competitive position and profitability could suffer as a result.

In addition, the Corporation relies on, and intends in the future to continue to rely on licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation, or that our existing licenses or new licenses, if obtained, will not terminate, or that they will be renewed.  We cannot assure that these licenses will remain in good standing or that the technology we have licensed under these agreements has been adequately protected or is free from claims of infringement of the intellectual property rights of third parties.  Pursuant to the terms of the licenses and any agreements we may enter into in the future, we are and could be obligated to exercise diligence in bringing potential products to market and to make license payments and certain potential milestone payments that, in some instances, could be substantial. We are obligated and may in the future be obligated, to make royalty payments on the sales, if any, of product candidates resulting from licensed technology and, in some instances, may be responsible for the costs of filing and prosecuting patent applications. Because we require additional funding, we may not be able to make payments under current or future license agreements, which may result in our breaching the terms of any such license agreements. Any breach or termination of any license could have a material adverse effect on our business, financial condition, and results of operations.

If the Corporation does not obtain new licenses, or if any of the existing licenses are terminated or not renewed, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, the Corporation could incur substantial costs in defending itself in suits brought against the Corporation on such patents or in suits in which the Corporation attempts to enforce its own patents against other parties.

ViRexx’s products may fail or cause harm, subjecting the Corporation to product liability claims, which are uninsured.
The sale and use of products of the Corporation entail risk of product liability. The Corporation currently does not have any product liability insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

New products may not be accepted by the medical community or consumers.
The Corporation’s primary activity to date has been research and development and the Corporation has no experience in marketing or commercializing products. The Corporation will likely rely on third parties to market its products, assuming that they receive regulatory approvals. If the Corporation relies on third parties to market its products, the commercial success of such product may be outside of its control. Moreover, there can be no assurance that physicians, patients or the medical community will accept the Corporation’s product, even if the Corporation’s product proves to be safe and effective and is approved for marketing by Health Canada, the Food and Drug Administration of the United States (FDA) and other regulatory authorities. A failure to successfully market its products would have a material adverse affect on the Corporation’s revenue.

ViRexx’s technologies may become obsolete.
Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the pharmaceutical industry. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s products obsolete, less competitive or less marketable. The process of developing the Corporation’s products is extremely complex and requires significant continuing development efforts and third party commitments. The Corporation’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business. The Corporation may be unable to anticipate changes in its potential customer requirements that could make the Corporation’s existing technology obsolete. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks. The Corporation may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

ViRexx is dependent on the success of its strategic relationships with third parties.
The Corporation is a party to collaborative agreements with third parties relating to OvaRex® MAb and four other products from the AIT™ Platform. The Corporation intends to seek to enter into additional strategic relationships with collaborators to develop and commercialize its products.  The Corporation will be dependent on its collaborators to fund, conduct clinical trials for, obtain regulatory approvals for, manufacture, market and sell products using the Corporation’s technology. The Corporation’s collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products. The Corporation’s future success is dependent on the development and maintenance of strategic relationships. If the Corporation cannot maintain its existing collaborations or establish new collaborations, it would be required to terminate the development and commercialization of products or undertake product development and commercialization activities at its own expense.

If the Corporation fails to enter into strategic relationships for development of products on terms favourable to the Corporation or if these collaborators fail to effectively complete the clinical trials, the regulatory approval of the Corporation’s products may be delayed, and any such delay may have a materially adverse effect on the Corporation’s results of operations and business. The Corporation may also rely on collaborators to market its products. If the Corporation fails to enter collaborations or if its collaborators fail to effectively market the Corporation’s products, the Corporation may lose the opportunity to successfully commercialize the products. The Corporation can make no assurance that it will be able to enter additional collaborations on terms that are acceptable to the Corporation. The Corporation and its collaborators may not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials.

The Corporation also relies on a number of alliances and collaborative partnerships for the development of its products. The Corporation cannot guarantee that these relationships will continue or result in any successful developments.

ViRexx has no operating revenues and a history of losses.
To date, the Corporation has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. We have experienced significant operating losses in each year since our inception. The Corporation anticipates that it will continue to incur significant losses during 2008 and in the foreseeable future. The Corporation will not reach profitability until after successful commercialization of one or more of its products.

ViRexx will need to succeed in this Rights Offering and additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.
As of December 31, 2007, the Corporation had cash and cash equivalents, including short-term investments, of CA$2.6 million and working capital of approximately CA$0.7 million. The Corporation presently anticipates that its average cash usage for 2008 will be approximately $550,000 per month. Its existing capital resources are not adequate to fund its current plans for research and development activities into 2009. This Offering is key to ViRexx’s capacity to currently fund its plans.  In addition another financing will be necessary within a few months if this Offering yields less than the maximum possible.  Factors that will affect the Corporation’s anticipated monthly cash usage include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrolment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of research and development activity, and the level of pre-clinical activity required by a regulatory authority. The Corporation anticipates that it may need additional financing in the future to fund research and development and to meet its on going capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favourable to the Corporation, the Corporation may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its current capital resources are exhausted.

ViRexx is dependent on its key employees and collaborators.
The Corporation’s ability to develop the product will depend, to a great extent, on its ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. There can be no assurance that we will be able to retain and attract qualified individuals currently or in the future on acceptable terms, or at all. The Corporation is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees and/or key collaborators may affect the speed and success of product development. In addition, we do not maintain “key person” life insurance on any officer, employee or collaborator.

ViRexx earns interest income on its excess cash reserves and is exposed to changes in interest rates.
The Corporation invests its excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income the Corporation earns will be directly impacted.

 Lawsuits against ViRexx
ViRexx is defending several lawsuits commenced by former members of ViRexx management and Clarus Securities Ltd.  If they are not settled or otherwise resolved for less than the claimed amounts, ViRexx may, if it looses the actions, be faced with significant payments exceeding $2 million.  This would greatly interfere with ViRexx’s ability to achieve its research and development objectives.

In addition, prospective purchasers of the Shares should carefully consider the following risks specifically related to this Offering.

Risks Related to this Offering

Dilution
If a Shareholder does not subscribe for Shares issuable upon exercise of Rights pursuant to this Offering, the Shareholder’s current percentage ownership in the Corporation will be diluted by the issue of Shares upon the exercise of Rights by other holders of Rights.

Trading Market for Rights
Although the Corporation expects that the Rights will be listed on the TSX, the Corporation cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

ViRexx’s share price has been, and is likely to continue to be, highly volatile and your investment could decline in value.
The market price of shares for biopharmaceutical companies is often very volatile.  ViRexx’s stock price on the TSX fluctuated from $0.08 in December 2007 (low) to $1.34 in March 2007 (high) during the fiscal year ended December 31, 2007.  In the period beginning January 1, 2008 to March 7, 2008 ViRexx’s stock price on the TSX has fluctuated from $0.06 in January 2008 to $0.125 in February 2008.  Factors such as announcements by ViRexx or competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by ViRexx or others, regulatory actions, publications and other factors could have significant effect on the market price of the common shares of the Corporation. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against ViRexx could cause ViRexx to incur substantial costs, expose ViRexx to significant liability for damages, and could divert the time and attention of ViRexx’s management and other personnel.

You will experience immediate dilution in the book value per share of the Shares you purchase.
Because the exercise price per Right may be higher than the book value per share of the common shares of the Corporation, you will suffer substantial dilution in the net tangible book value of the Shares that you purchase in this Offering.  Assuming all of the Rights are exercised and a net tangible book value per share of the common shares of the Corporation of approximately $0.04 as of December 31, 2007, if you exercise Rights under this Offering, you will suffer immediate and substantial dilution of approximately $0.02 per common share in the net tangible book value of the common shares of the Corporation.

ViRexx has discretion in the use of the net proceeds from this Offering.
ViRexx currently intends to allocate the net proceeds received from this Offering as described under “Use of Proceeds”. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if they believe it would be in ViRexx’s best interests to do so. ViRexx’s shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on ViRexx’s business.

Sales of substantial amounts of ViRexx’s securities may have an adverse effect on the market price of ViRexx’s securities.
Sales of substantial amounts of ViRexx’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for those securities. A decline in the market prices of ViRexx’s securities could impair ViRexx’s ability to raise additional capital through the sale of securities should it desire to do so.

ViRexx’s Articles and certain Canadian laws could delay or deter a change of control.
The Corporation’s articles grant the board of directors the authority, subject to the corporate law of Alberta, to determine or alter the special rights and restrictions granted to or imposed on the common shares of the Corporation under a Shareholders’ Rights Plan which ViRexx may adopt.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for ViRexx’s shareholders to sell their common shares of the Corporation.

Additional Risks for U.S. Investors

As a foreign private issuer, ViRexx is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to ViRexx’s shareholders.
As a foreign private issuer, ViRexx is not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about ViRexx than if ViRexx was a U.S. domestic issuer. In addition, ViRexx’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, ViRexx’s shareholders may not know on a timely basis when its officer, directors and principal shareholders purchase or sell ViRexx’s common shares.

You may be unable to enforce actions against ViRexx, certain of its directors and officers, under U.S. federal securities laws.
ViRexx is a corporation organized under the laws of the Alberta, Canada. All but one of its directors and all of its officers, reside outside the United States. Because all or a substantial portion of ViRexx’s assets and the assets of these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon ViRexx or those persons.

Furthermore, it may not be possible for you to enforce against ViRexx or its officers or directors in the United States, judgments obtained in the U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

Therefore it may not be possible to enforce those actions action ViRexx, certain of its directors and officers.

The business of the Corporation should be considered speculative due to the nature of the Corporation’s involvement in the development of therapeutic product candidates. Investment in the Corporation involves a high degree of risk and should only be considered by those persons who can afford a total loss of their investment. Purchasers of Shares are cautioned that such risk factors are not exhaustive.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, 2000 Manulife Place, 10180-101 Street, Edmonton, AB T5J 4E4, and the registrar and transfer agent for the common shares of the Corporation is Computershare Trust Company of Canada, 600, 530-8th Avenue SW, Calgary, AB T2P 3S8.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering, the Rights and the Shares offered hereby will be passed upon on behalf of the Corporation by Parlee McLaws LLP as to matters of Canadian law, and on behalf of the Dealer Manager, by Osler, Hoskin & Harcourt LLP as to matters of Canadian and U.S. law.   To the knowledge of the management of the Corporation, as at the date hereof, the partners and associates of Parlee McLaws LLP, as a group, and the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding common shares of the Corporation. To the knowledge of management of the Corporation, as of the date hereof the partners and associates of Parlee McLaws LLP and Osler, Hoskin & Harcourt LLP, beneficially own, directly and indirectly, less than 1% of the common shares of the Corporation.

Bruce Hirsche, a partner of Parlee McLaws llp, is a director of ViRexx International Corp. Limited, a subsidiary of ViRexx.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of ViRexx Medical Corp. (the “Corporation”) dated April ●, 2008 qualifying the distribution of rights to subscribe for common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Board of Directors and Shareholders of the Corporation on the consolidated balance sheet of the Corporation as at December 31, 2007 and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007 and for the period from October 30, 2000 (date of incorporation) to December 31, 2007.  Our report is dated January 31, 2008.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta, Canada
April ●, 2008

AUDITORS’ CONSENT

We have read the short form prospectus of ViRexx Medical Corp. (the Corporation) dated April ●, 2008 relating to the issue and sale of Rights to Subscribe for Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated March 9, 2007.

PricewaterhouseCoopers LLP

Chartered Accountants
Edmonton, Alberta
April ●, 2008

CERTIFICATE OF THE CORPORATION

Dated:  March 31, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(signed) Darrell Elliott Chief Executive Officer	(signed) Brent Johnston Chief Financial Officer
On behalf of the Board of Directors
(signed) Douglas Gilpin Director	(signed) Jacques LaPointe Director

CERTIFICATE OF THE DEALER MANAGER

Dated:  March 31, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada.

DESJARDINS SECURITIES INC.

By: (signed) Nitin Kaushal